Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207471

KBS GROWTH & INCOME REIT, INC.
SUPPLEMENT NO. 4 DATED JUNE 27, 2017
TO THE PROSPECTUS DATED APRIL 28, 2017

This document supplements, and should be read in conjunction with, the prospectus of KBS Growth & Income REIT, Inc. dated April 28, 2017, as supplemented by supplement no. 1 dated April 28, 2017, supplement no. 2 dated April 28, 2017 and supplement no. 3 dated May 12, 2017. As used herein, the terms “we,” “our” and “us” refer to KBS Growth & Income REIT, Inc. and, as required by context, KBS Growth & Income Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the termination of the primary portion of the offering; and

•	our expected establishment of an estimated net asset value (“NAV”) per share and a payment by our advisor to our stockholders.
Termination of the Primary Offering
In order to best market an online distribution channel, our board of directors has approved the termination of our primary public offering effective June 30, 2017 and the preparation of materials to conduct a private offering solely to accredited investors pursuant to Rule 506(c) of Regulation D of the Securities Act of 1933, as amended.  We can give no assurance regarding the success of an online private offering.
Subscriptions for the primary public offering and all related documents and funds must be received by us in good order no later than June 30, 2017.  We plan to continue to offer shares under our distribution reinvestment plan beyond the termination of our primary offering. In some states, we will need to renew the registration statement annually or file a new registration statement to continue the distribution reinvestment plan offering.
Establishment of Estimated NAV and Advisor Payment to Stockholders
In connection with the preparation of an online private offering, we expect to establish and announce in a public filing an estimated NAV per share of our common stock.  Following our announcement of an estimated NAV, our advisor has agreed to pay stockholders any difference between the “net price paid” by such stockholder (defined as the gross purchase price paid by the stockholder less selling commissions and dealer manager fees associated with the sale of the shares to such stockholder) and the estimated NAV per share.  The payment would be calculated with respect to each outstanding stockholder at the time of payment.  The payment to certain stockholders would effectively reimburse the stockholders for costs incurred, to the extent not recovered from value appreciation from our investments, related to the following items: (i) the other organization and offering expenses we incurred in connection with this offering and our private offering; (ii) the acquisition and financing fees and expenses incurred in connection with the acquisition and financing of our investments; (iii) the impact of distributions in excess of operating cash flows to date and (iii) the impact of shares of our Class A common stock sold at a discount prior to this offering in private transactions. This cash payment would be funded entirely by our advisor, KBS Capital Advisors, without any payment or reimbursement from us and would be ineligible for reinvestment through our distribution reinvestment plan.  The tax treatment of the payment is not entirely clear, and stockholders should consult with their tax advisor to determine the tax consequences to such stockholder with respect to any payment received by them.  We expect our announcement of an estimated NAV and the payment to our stockholders to be made prior to the end of the third quarter of 2017.

SUPPLEMENTAL INFORMATION - The prospectus of KBS Growth & Income REIT, Inc. consists of this sticker, the prospectus dated
April 28, 2017, supplemented by supplement no. 1 dated April 28, 2017, supplement no. 2 dated April 28, 2017, supplement no. 3 dated
May 12, 2017, supplement no. 4 dated June 27, 2017 and any supplements filed subsequent thereto.

Supplement no. 1 includes:

•	prior performance information through December 31, 2016.
Supplement no. 2 includes:

•	the status of the offering;

•	information with respect to our real estate investments;

•	selected financial data;

•	information regarding cash distributions and stock dividends for the year ended December 31, 2016;

•	cash distributions and stock dividends subsequent to December 31, 2016;

•	fees earned by and expenses reimbursable to our advisor, our dealer manager and the co-manager;

•	our net tangible book value per share;

•	information regarding stock ownership;

•	information regarding our share redemption program;

•	quantitative and qualitative disclosures about market risk; and

•	information incorporated by reference.
Supplement no. 3 includes:

•	the status of the offering;

•	updated risks related to an investment in us;

•	information regarding cash distributions and stock dividends;

•	information regarding our indebtedness;

•	information regarding our share redemption program;

•	how we may effect a change to the offering price of shares in this offering;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended March 31, 2017; and

•	our unaudited financial statements and the notes thereto as of and for the period ended March 31, 2017.
Supplement no. 4 includes:

•	the termination of the primary portion of the offering; and

•	our expected establishment of an estimated NAV per share and a payment by our advisor to our stockholders.

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